                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 7)*

                               PINKERTON'S, INC.
                    ________________________________________
                                (NAME OF ISSUER)

                                  COMMON STOCK
                    _______________________________________
                         (TITLE OF CLASS OF SECURITIES)

                                   723429106
                     ______________________________________
                                 (CUSIP NUMBER)




     * THE INFORMATION REQUIRED IN THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 (THE "ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT.



                               PAGE 1 OF 5 PAGES

Pinkerton's, Inc. ("Issuer")
Amendment No. 7

CUSIP No. 723429106                                                        13G
_______________________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     Thomas W. Wathen
_______________________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                    (a)
                                                                    (b)  X
_______________________________________________________________________________
(3)  SEC USE ONLY

_______________________________________________________________________________
(4)  CITIZENSHIP OR PLACE OF ORGANIZATION
     U.S.A.
_______________________________________________________________________________
                                  : (5)  SOLE VOTING POWER
                                         3,757,010 shares (including 32,250
                                         shares issuable upon exercise of stock
                                         options)
NUMBER OF SHARES BENEFICIALLY     _____________________________________________
OWNED BY EACH REPORTING PERSON    : (6)  SHARED VOTING POWER
WITH                                     Not applicable
                                  _____________________________________________
                                  : (7)  SOLE DISPOSITIVE POWER
                                         3,757,010  shares (including 32,250
                                         shares issuable upon exercise of stock
                                         options)
                                  _____________________________________________
                                  : (8)  SHARED DISPOSITIVE POWER
                                         Not applicable
_______________________________________________________________________________
(9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,757,010 shares (including 32,250 shares issuable upon exercise of stock options)
_______________________________________________________________________________
(10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES
     N/A
_______________________________________________________________________________
(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     29.8%
_______________________________________________________________________________
(12) TYPE OF REPORTING PERSON
     IN

                               Page 2 of 5 Pages

Pinkerton's, Inc. ("Issuer")
Amendment No. 7

CUSIP No. 723429106                                                         13G
________________________________________________________________________________

Item 1.

     (a) Name of Issuer:  Pinkerton's, Inc.  ("Issuer")

     (b) Address of Issuer's Principal Executive Offices:
            15910 Ventura Blvd., Suite 900
            Encino, CA  91436-2810

Item 2.

     (a) Name of Person Filing: Thomas W. Wathen. Mr. Wathen is the Chairman of the Board of the Issuer.

     (b) Address of Principal Business Office or, if None, Residence: c/o Pinkerton's, Inc.
            15910 Ventura Blvd., Suite 900
            Encino, CA  91436-2810

     (c) Citizenship:  U.S.A.

     (d) Title of Class of Securities:  Common Stock ("Securities")

     (e) CUSIP Number:  723429106

Item 3.  Not Applicable.

Item 4.  Ownership.

     (a) Amount Beneficially Owned: As of December 31, 1997, Mr. Wathen beneficially owned 3,757,010 shares of the Issuer's common stock. Of the foregoing shares, 21,723 shares are held of record by the Thomas W. Wathen Charitable Remainder Unitrust dated September 20, 1993, an irrevocable trust for which the reporting person is the settlor, trustee and 6% income beneficiary; 3,681,415 shares held of record by the Thomas W. Wathen Trust dated September 1, 1988, a revocable trust for which Mr. Wathen is the settlor, trustee and beneficiary; 21,622 shares in the Thomas W. Wathen Foundation, an irrevocable trust for which the reporting person is the settlor and trustee; and 32,250 shares issuable upon the exercise of stock options which are exercisable within 60 days.

     (b) Percent of Class: As of December 31, 1997, Mr. Wathen beneficially owned 29.8% of the Issuer's Outstanding Common Stock.

                               Page 3 of 5 Pages

Pinkerton's, Inc. ("Issuer")
Amendment No. 7

CUSIP No. 723429106                                                         13G
________________________________________________________________________________
(c)  Number of shares as to which such person has:

          (i) sole power to vote or direct the vote: 3,757,010 shares (including 32,500 shares issuable upon exercise of stock options).

         (ii)  shared power to vote or direct the vote:  None.

        (iii)  sole power to dispose or to direct the disposition of:
               3,757,010 shares (including 32,500 shares issuable upon exercise of stock options).

         (iv)  shared power to vote to dispose or to direct the disposition of:
               None.

Item 5.  Ownership of Five Percent or Less of a Class:
         Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported or by the Parent Holding Company:
         Not applicable.

Item 8.  Identification and Classification of Members of the Group:
         Not Applicable.

Item 9.  Notice of Dissolution of Group:
         Not applicable.



                               Page 4 of 5 Pages

Pinkerton's, Inc. ("Issuer")
Amendment No. 7

CUSIP No. 723429106                                                         13G
________________________________________________________________________________
Item 10.  Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 16, 1998


                                    Thomas W. Wathen
                                    By: /s/  James P. McCloskey
                                             Attorney-in-Fact

                                    ________________________
                                    Thomas W. Wathen
                                    By: James P. McCloskey
                                        Attorney-in-Fact*

* Power of Attorney has been previously filed.



                               Page 5 of 5 Pages